Exhibit 99.1

Glass House Brands Named to 2024 OTCQX Best 50

LONG BEACH, CA and TORONTO, January 18th, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., is pleased to announce it has been named to the 2024 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2024 OTCQX Best 50 were ranked based on their performance in 2023.

Kyle Kazan, Glass House Co-Founder, Chairman and CEO stated, “This achievement reflects our team's hard work and dedication, maintaining the highest standards of business practices, and delivering rapid growth while operating in the dynamic cannabis industry landscape. Being recognized as a top performer on the OTCQX for the past year is a validating milestone for Glass House. I’d like to thank our talented team, loyal customers, and stakeholders who have all played a crucial role in our success. I’d also like to express our gratitude to the OTCQX for providing a trading platform in the United States on which our stock has been able to expand its investor audience as the company has grown.”

For the complete 2024 OTCQX Best 50 ranking, visit

https://www.otcmarkets.com/files/2024_OTCQX_Best_50.pdf.

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/. SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: (212) 896-1233

E: GlassHouse@kcsa.com

Media Relations:

KCSA Strategic Communications

McKenna Miller

T: (949) 606-6585

E: glasshouse@kcsa.com